12060 FM 3083
CONROE TEXAS 77301
PHONE: 936-539-9533
FAX: 936-539-9396

VIA EDGAR AND FEDERAL EXPRESS

February 15, 2008

Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W., Stop 4-5
Washington, D.C. 20549
Mail Stop 7010

RE:	Shumate Industries, Inc.
Form 10-KSB for the fiscal year ended December 31, 2006
Form 10-QSB for the period ended September 30, 2007
File No. 0-30291

Dear Ms. Salik,

Set forth below are the responses of Shumate Industries, Inc., a Delaware corporation (“Shumate”), to the staff’s comments, delivered by way of its letter dated December 4, 2007, numbered in a manner to correspond to the order to which the staff’s comments were delivered. It is Shumate’s understanding that the intent of the staff’s comments is to assist Shumate with its compliance with the applicable disclosure requirements and to enhance the overall disclosure in Shumate’s future filings.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.	The responses below set forth the supplemental information and the proposed revisions to Shumate’s future filings with respect to those matters subject to the staff’s comments.

12060 FM 3083
CONROE TEXAS 77301
PHONE: 936-539-9533
FAX: 936-539-9396

Management’s Discussion and Analysis

Results of Continuing Operations, page 29

2.
The staff’s comment requests that, when Shumate Industries states multiple factors that contribute to a material fluctuation, the disclosure should quantify the impact of each factor. The staff cites as an example the following disclosure from Shumate’s annual report on Form 10-KSB for the year ended December 31, 2006 relating to the contribution of the increase in pricing and the increase in volume to Shumate’s increases in net sales:

“On a segmental reporting basis, Shumate Machine Works sales increased by $2,439,258, or an increase of 49%, to $7,403,802 for the year ended December 31, 2006, compared to $4,964,544 for the year ended December 31, 2005. Continued increases in commodity prices, particularly in the energy sector, and activity levels in the energy field services industry resulted in increased demand for the products we manufacture. As a result of this increased demand, pricing and volumes have increased for Shumate products and components.”

To address the requirements from Items 303(b)(1) of Regulation S-B and Financial Reporting Codification 501.04, Shumate proposes the following disclosure as an example to be used in future filings:

“On a segmental reporting basis, Shumate Machine Works sales increased by $2,439,258, or an increase of 49%, to $7,403,802 for the year ended December 31, 2006, compared to $4,964,544 for the year ended December 31, 2005. Continued increases in commodity prices, particularly in the energy sector, and activity levels in the energy field services industry resulted in increased demand for the products we manufacture. As a result of this increased demand, Shumate Machine Works was able to increase its pricing by an average of 12%, contributing to 21% of the sales increase, and volumes have increased for Shumate Machine Works products and components by 37%, contributing 28% of the overall sales increase.”

Financial Statements

Consolidated Balance Sheet, page F-2

3.
The staff’s comment was derived from Shumate’s disclosure on page F-10 concerning certain amounts held in escrow related to the acquisition of intellectual property rights as shown below, and disclosure requirements for balance sheet presentation related to legally restricted funds.

12060 FM 3083
CONROE TEXAS 77301
PHONE: 936-539-9533
FAX: 936-539-9396

“Shumate agreed to deposit (a) $72,000 into an escrow account to be paid in the form of a monthly advance…”

These funds in escrow are not the property of Shumate. The escrow is in the name of the seller of the intellectual property, and therefore, any funds contained in the escrow are not the property of Shumate. Consequently, the funds are not presented in the financial statements. Shumate proposes the following disclosure as an example to be used in future filings:

“Shumate agreed to deposit (a) $72,000 into an escrow account, the property of Soderberg Research Inc., to be paid in the form of a monthly advance…”

Notes to the Financial Statements

General

4.
The staff’s comment requests that Shumate add an additional note to its financial statements to address the disclosures required for related party transactions as outlined in paragraph 2 of SFAS 57. Shumate discloses the information required in SFAS 57 in its proxy statement for it annual shareholder meeting, which disclosures are incorporated by reference to Shumate’s Annual Report on Form 10-KSB and the financial statements contained therein pursuant to the reference in Part III, Item 12 of the Annual Report.

Note 1 - Description of Business and Summary of Accounting Policies

Revenue Recognition, page F-6

5.	The following response addressed each point to the staff’s comments relating to Shumate’s contractual research and development agreement with At Balance Americas LLC:

a.
All the material terms of the agreement are disclosed under Part I, Item 1 - “Description of Business,” on page 5 of Shumate’s Annual Report on Form 10-KSB. These disclosures include a description of the matters being developed, the overall monetary value of the contract, and the date of the contract. Shumate will add a disclosure that specifically states that At Balance is not a related party for clarification.

12060 FM 3083
CONROE TEXAS 77301
PHONE: 936-539-9533
FAX: 936-539-9396

b.	Shumate accounts for the revenue and expenses under the At Balance Agreement as services are performed and related costs are incurred.

c.
Paragraph 14 of SFAS 68 contains two disclosure requirements: (1) significant terms, which are set forth in Part I of the Annual Report on Form 10-KSB, as addressed above, and (2) compensation earned and costs incurred for each period for which an income statement is presented. Shumate proposes adding a table in the Management’s Discussion and Analysis section of the annual report on Form 10-KSB based on the following example:

	For the years ended December 31,
	2006	2007

Contractual Research and Development Revenue	875,000	234,000

Contractual Research and Development Costs	678,000	142,000

d.
The disclosures on page 30 state that certain revenues in Hemiwedge Valve Corporation reflect amounts earned for achieving certain milestones under the At Balance agreement. While milestones were achieved in this period, Shumate recognizes that this language may lead the reader to believe that revenue recognition occurs under the contract only upon achievement of milestones. Shumate will clarify the language in future filings to ensure that the revenue recognition process is defined consistently throughout the filing.

Note 4 - Segment Information, page F-9

6.
Shumate presents selected financial information according to the guidance provided in FASB 131. The table is not a proforma income statement, with all applicable line items, or a complete balance sheet. Shumate believes that the table is in compliance with FASB 131 and thus does not require any revisions.

12060 FM 3083
CONROE TEXAS 77301
PHONE: 936-539-9533
FAX: 936-539-9396

Note 7 - Notes Payable - Stillwater National Bank, page F-11

7.
In future filings, Shumate will clarify that the term note dated March 31, 2006 was part of Shumate’s October 19, 2005 reorganization, at which time Stillwater National Bank was not a related party. Therefore the debt forgiveness realized in 2006 was accounted for in a manner consistent with the debt forgiveness in 2005, as it was part of the same business transaction. In contrast, the debt reduction related to the convertible note that occurred on December 1, 2006 was a new transaction, unrelated to the reorganization, which was consummated after Stillwater became a related party.

Note 11 - Common Stock, page F-13

8.
In determining the appropriate accounting and presentation relating to Shumate’s offering of common stock and warrants, and in particular, the full-ratchet adjustment provisions to the purchase price of the stock and the exercise price of the warrants, Shumate evaluated whether these provisions fell within the scope of SFAS 133, SFAS 150, and EITF 00-19. Any future event that would trigger one of the full-ratchet adjustment provisions is within the full control and discretion of the company, therefore, according to SFAS 133, Paragraph 218, and related definitions in FASB Concepts Statement No. 6, these full-ratchet provisions do not create a liability.

Item 8A. Controls and Procedures, page 36

9.
Shumate proposes to change its statements on disclosure controls and procedures in future filings to simply state whether its disclosure controls and procedures are effective, or not effective, without providing any part of the definitions included in Exchange Act Rules 13a-15(e) and 15d-15(e).

12060 FM 3083
CONROE TEXAS 77301
PHONE: 936-539-9533
FAX: 936-539-9396

FORM 10-QSB FOR THE PERIOD ENDED SEPTEMBER 30, 2007

General

10.	Shumate proposes to include all appropriate disclosures discussed above in interim filings for future reporting periods.

FORM 8-K FILED ON NOVEMBER 20, 2007

11.
Pursuant to the disclosure requirements required by Item 100(a) of Regulation G, Shumate proposes to update the “Supplemental Data - Schedule 1” for future filings and earnings press releases to include the required calculation details for EBITDA both segmentally and on a consolidated basis per the example that follows:

Shumate Industries, Inc.
Supplemental Data - Schedule 1
UNAUDITED CALCULATION OF CONSOLIDATED EBITDA
Three months ended September 30, 2007

	Shumate Machine Works	Hemiwedge Valve Corporation	Corporate Allocation	Total

Net income (loss)	103,992	(1,061,368)	(955,809)	(1,913,185)
Plus interest expense	113,001	3,180	110,627	226,808
Plus depreciation and amortization	98,798	55,064	-	153,862
EBITDA	315,791	(1,003,124)	(845,182)	(1,532,515)
Additional non-cash charges
FASB 123R stock/stock option expense	-	89,221	330,471	419,692
Additional one-time charges
Acquisition termination charges	-	-	333,575	333,575
Adjusted EBITDA	315,791	(913,903)	(181,136)	(779,248)

Please be advised that Shumate has endeavored to respond fully to each of the staff’s comments. We acknowledge and understand that any comment from the staff regarding these issues would not be binding and would not commit the staff in any manner. Further, Shumate acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

12060 FM 3083
CONROE TEXAS 77301
PHONE: 936-539-9533
FAX: 936-539-9396

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Shumate may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us as soon as possible if the staff has any further comments relating to Shumate’s responses above. You can contact the undersigned at (936) 539-9533. Thank you in advance for your courtesy and cooperation.

Very truly yours,

/s/ Matthew Flemming
Matthew Flemming
Chief Financial Officer
Shumate Industries, Inc.